UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact December | 2024

Azul Launches Exchange Offers to Implement its Recapitalization and Restructuring Transactions

São Paulo, December 18, 2024 – Azul S.A. (“Azul”) (B3: AZUL4, NYSE: AZUL) today announces the launch of its debt exchange offers as part of the implementation of its previously announced comprehensive restructuring and recapitalization transactions (the “Transactions”).

Azul provided details of the Transactions in announcements made on October 28, 2024, November 14, 2024 and December 9, 2024, and Azul has previously disclosed information on the Transactions in a summary term sheet for the Transactions (“Term Sheet”) made available on Azul’s Investor Relations website.

Exchange Offers

Azul has today launched the following exchange offers and consent solicitations (the “Exchange Offers”):

•	an offer by Azul Secured Finance LLP (the “Issuer”) to eligible holders of its 11.930% senior secured first out notes due 2028 (the “1L Notes”) to exchange such 1L Notes for newly issued 11.930% senior secured first out notes due 2028 to be issued by the Issuer (the “New 1L Notes”); and
•	offers by the Issuer to eligible holders of its 11.500% senior secured second out notes due 2029 (the “2029 Notes”) and 10.875% senior secured second out notes due 2030 (the “2030 Notes”, and together with the 2029 Notes, the “2L Notes”, and together with the 1L Notes, the “Existing Notes”) to exchange such 2L Notes of the relevant series for newly issued 11.500% senior secured second out notes due 2029 and 10.875% senior secured second out notes due 2030, as applicable, to be issued by the Issuer (the “New 2L Notes” and, together with the New 1L Notes, the “New Notes”).

Simultaneously, the Issuer is conducting the solicitation of consents from eligible holders of the Existing Notes to effect certain proposed amendments to the terms of such Existing Notes to eliminate substantially all of the restrictive covenants, events of default and related provisions in a customary exit consent solicitation and to release the collateral securing the Existing Notes, meaning that any Existing Notes that remain outstanding after the consummation of the Exchange Offer will be unsecured obligations of the Issuer and the guarantors thereof.

Consummation of the Exchange Offers is conditioned on, among other things, the participation of (a) at least 66.67% of the outstanding principal amount of each series of Existing Notes (which threshold shall be satisfied by the participation of the relevant Supporting Bondholders (as defined below)), and (b) at least 95.0% of the aggregate principal amount of the 2L Notes (taken together), and the issuance of the Superpriority Notes (as defined below).

The early participation deadline for the Exchange Offers is 5:00 p.m., New York City time, on January 7, 2025, unless extended by the Issuer. The expiration deadline for the Exchange Offers is 11:59 p.m., New York City time, on January 15, 2025, unless extended by the Issuer. The Issuer currently expects that the settlement of the Exchange Offers will occur on January 22, 2025, unless extended by the Issuer.

As previously disclosed, the terms of the New 2L Notes to be issued pursuant to the relevant Exchange Offers will include terms providing for the mandatory equitization of the New 2L Notes (the “2L Equitization”). Following consummation of the Exchange Offers, the 2L Equitization would be implemented through the mandatory exchange of the relevant principal amount of New 2L Notes for newly issued preferred shares (including in the form of ADRs) in up to three phases, as well as through mandatory exchange for newly issued second out exchangeable notes, as previously disclosed. Azul currently expects that the first phases of the 2L Equitization would occur no later than during April 2025 following completion of applicable corporate approvals and satisfaction of applicable conditions.

Superpriority Notes

As previously announced, Azul has agreed with a group of supporting holders of Existing Notes and Azul’s existing convertible debentures (the “Convertible Debentures”) (the “Supporting Bondholders”) party to a transaction support agreement (the “Transaction Support Agreement”) to provide up to US$500 million in floating rate superpriority PIK toggle notes due 2030 (the “Superpriority Notes”) to be issued by the Issuer. Additional information on the Superpriority Notes is included in the Term Sheet and the announcements previously made by Azul.

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Material Fact December | 2024

The Superpriority Notes shall be issued on a private placement basis to certain holders of the Existing Notes and the Convertible Debentures. The Term Sheet provides that (a) 80% of the Superpriority Notes are reserved for holders of the 1L Notes and the Convertible Debentures, and (b) 20% of Superpriority Notes are reserved for holders of the 2L Notes.

Issuance of the Superpriority Notes is subject to certain conditions, including consummation of the Exchange Offers, the finalization of definitive documentation satisfactory to Azul and the Supporting Bondholders, and to the satisfaction of certain other conditions, including those referred to in the Term Sheet.

As contemplated by the Transaction Support Agreement, Azul expects to receive gross proceeds of US$500 million (part of which will be used to prepay the outstanding US$157.5 million of bridge notes, plus accrued interest) on the date that the Superpriority Notes are issued (which would also be the date that the New Notes are issued). As part of such gross proceeds, US$100 million would be released to Azul upon meeting specific conditions (the “Delayed Draw Conditions”). Azul continues to work collaboratively with its OEMs, lessors, and vendors to obtain additional cash flow improvements and to satisfy other lessor/OEM conditions precedent to the issuance of the Superpriority Notes and the consummation of the Exchange Offers. Azul currently expects to satisfy the Delayed Draw Conditions concurrently with the issuance of the Superpriority Notes and the consummation of the Exchange Offers, in that case providing Azul with full access to the US$500 million in funding on or around January 22, 2025.

Important Notes

This communication is for information purposes only and is not intended to be published or distributed, directly or indirectly, in the United States or in any other jurisdiction. This communication is not and shall not constitute (i) an offer to buy, or a solicitation of an offer to sell, the Existing Notes or any other securities, (ii) the solicitation of consents from any holders of the Existing Notes or any other securities, or (iii) an offer to sell, or the solicitation of an offer to buy, the New Notes or any other securities (together, “Securities”). There shall be no offering or sale of Securities, and no solicitation of consents from any holders of the Existing Notes or any other Securities, in any jurisdiction in which such offer, sale or solicitation would be unlawful. Any offer or solicitation will only be made pursuant to a separate disclosure or solicitation document and only to such persons and in such jurisdictions as permitted under applicable law. The offering of any Securities has not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”). No Securities may be offered or sold absent registration under the Securities Act or pursuant to an offer or sale under one or more exemptions from, or in a transaction not subject to, the registration requirements of the Securities Act.

The Securities have not been and will not be issued or placed, distributed, offered or traded in the Brazilian capital markets. The issuance of the Securities has not been nor will the relevant Securities be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários) (the “CVM”). Any public offering or distribution, as defined under Brazilian laws and regulations, of any Securities in Brazil is not legal without prior registration under Law No. 6,385, dated December 15, 1976, as amended, and CVM Resolution No. 160, dated July 13, 2022, as amended. Documents relating to the offering of the relevant Securities, as well as information contained therein, may not be supplied to the public in Brazil (as the offering of the relevant Securities will not be a public offering of securities in Brazil), nor be used in connection with any offer for subscription or sale of the relevant Securities to the public in Brazil. The relevant Securities will not be offered or sold in Brazil, except in circumstances, which do not constitute a public offering, placement, distribution or negotiation of securities in the Brazilian capital markets regulated by Brazilian legislation.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our securities, including the potential impacts of the material transactions referred to in this communication. Although we believe that any forward-looking statements are based upon reasonable assumptions in light of information currently available to us, any such forward-looking statements are subject to many significant risks, uncertainties and assumptions, including those factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2023 and any other cautionary statements which may be made or referred to in connection with any such forward-looking statements.

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Material Fact December | 2024

In this communication, the words “believe,” “understand,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “seek,” “intend,” “expect,” “should,” “could,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Except as required by applicable law, we do not undertake any obligation to update publicly or to revise any forward-looking statements after the date of this communication because of new information, future events or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this communication might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these forward-looking statements.

The Term Sheet is available in Azul’s investor relations website: https://ri.voeazul.com.br/en/investor-information/debt-information.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 1,000 daily flights to over 160 destinations. With an operating fleet of over 180 aircraft and more than 15,000 Crewmembers, the Company has a network of 300 non-stop routes. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022, being the first Brazilian airline to obtain this honor. In 2020 Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards.

For more information visit https://ri.voeazul.com.br/en.

Contact:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

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SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    December 18, 2024

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer